Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, New York 14086
Tel.:  716-684-8060

February 22, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20509

Attention:        Mr. Jeffrey Gordon, Staff Accountant

Re:        Comment Letter for Ecology and Environment, Inc. (E & E) Dated February 19, 2013
File No. I-9065

Dear Mr. Gordon:

We have received your letter of February 19, 2013 and we are in the process of preparing replies to the comments contained therein.

We respectfully request an extension of five business days to March 12, 2013 to file our response.

Sincerely,

/s/ H. John Mye III
H. John Mye III
Vice President
Principal Financial and Accounting Officer

cc:            David H. Alexander, Esq.